                                Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



                                   **********


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[Provident Bank logo]         One East Fourth Street
                              Cincinnati, Ohio 45202
                              providentbank.com

                                                           WHAT'S ON YOUR MIND?
                        ANSWERS TO YOUR QUESTIONS ABOUT THE INTEGRATION PROCESS


WHAT ARE THE KEY STEPS FOR COMPLETING THE MERGER WITH NATIONAL CITY?
The first step is to conduct business as normal. We must all remain focused on doing our respective jobs. It's important to continue providing the high level of service that our customers have come to expect from us.

Next, federal and state approvals must be obtained to complete the transaction. This process has started and, at this time, is anticipated to be completed by late May or early June. While this process is ongoing, Provident shareholders will be asked to approve the transaction and this approval is likely to be secured by late May.

After completing these steps, the transaction is expected to close by the end of the second quarter of 2004.

WILL ANY POSITIONS BE ELIMINATED AS A RESULT OF THE MERGER? IF SO, HOW MANY AND WHAT SEVERANCE BENEFITS WILL EMPLOYEES RECEIVE?
Some duplicate positions will be eliminated as the integration proceeds, however, the number of affected positions is yet to be determined. We regret that any job loss occurs. Therefore, we will explore options for redeployment and offer severance benefits to make the transition less difficult. Regarding severance benefits, all displaced employees will receive at least 60-days notice of your last day and severance benefits that include at least eight weeks of pay. Additional pay will be provided that will compensate employees based on job level and years of service. Specific information about severance benefits will be communicated to affected employees through their managers at a later date.

WHEN WILL WE RECEIVE INFORMATION ABOUT CHANGES IN OUR EMPLOYMENT STATUS?
It is not appropriate to communicate related job impacts of the merger until all required approvals have been obtained. As mentioned earlier, this step is not likely to be completed before late May or early June. Communication about changes in employment status may begin at that time, however, the specific timing of these discussions is yet to be determined.

WHEN WILL WE RECEIVE MORE INFORMATION ABOUT NATIONAL CITY'S BENEFITS?
The Provident benefit plans in which you are enrolled will continue for 2004. In the fall of this year, eligible employees will receive enrollment information for National City's benefits plans, including the 401(k) plan. National City's benefits will be effective January 1, 2005.

WHEN WILL THE CONVERSION PROCESS TO NATIONAL CITY'S SYSTEMS BEGIN? WHEN WILL NATIONAL CITY SIGNAGE BE INSTALLED AT PROVIDENT FACILITIES?
We expect Provident's core systems (major and financial business systems) will be converted to National City's platforms in early 2005. With that conversion, the Provident name will change to National City and signage will begin to be replaced.



                                                      -MORE-


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PAGE TWO


HOW OFTEN SHOULD WE EXPECT ADDITIONAL INFORMATION ABOUT THE MERGER?
We plan to publish a weekly Q&A to address the questions on your mind. We have activated the Questions mailbox in GroupWise so that you can submit any specific questions. Also, if you receive questions from customers and you do not know the response you may submit those questions as well. All questions submitted will be answered. Other news will be communicated through the intranet or in writing (email or letters) to the audience in need of that information. Please rely on these communications in shaping your understanding of what's happening and recognize that the rumor mill may lead you into making faulty decisions.

WHY IS THERE A LONG DISCLOSURE AT THE END OF THIS DOCUMENT (SEE BELOW)?
When a company will be soliciting proxies, as Provident will be for the special shareholder meeting regarding the merger, certain federal securities regulations apply.

Communications about the merger (e.g., announcements to employees, Q&As, statements about integration and merger synergies) fall within these federal securities regulations. These regulations require any communication be accompanied by the identification of the participants in the communication, their interests, and a legend advising shareholders to read the proxy statement and where they can get it and other materials.

In addition, all internal communication regarding the merger, including this Q&A, is filed with the Securities and Exchange Commission.


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484
Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.